SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

March 26, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Financial Corporation, a Consolidated Subsidiary of LINE Corporation, Issues Third-Party Allocation of New Shares and Changes to Specified Subsidiary

TOKYO--(BUSINESS WIRE)--March 26, 2018--LINE Financial Corporation (hereinafter "LINE Financial"), a consolidated subsidiary of LINE Corporation (hereinafter the "Company"), announces today that it has made a resolution to issue new shares to the Company through a third-party allocation of new shares, with such shares to be underwritten by the Company.
Since the total capitalization of LINE Finance will become equivalent to ten-hundredths or greater of the Company's total capitalization once the third-party allocation of new shares to increase capital is completed, LINE Financial will therefore correspond to a specified subsidiary.

1. Reasons for Third-Party Allocation of New Shares to Increase Capital by Subsidiary, and Underwriting of the Same
Following its mobile money transfer and payment service "LINE Pay," the Company established LINE Financial in January 2018 to further reinforce its position in the financial business domain as well as to create and provide revolutionary financial services. Going forward, LINE Financial will serve as the core of the various LINE-based financial services – including virtual currency trading and an exchange, loans, and insurance – that the Company is currently preparing to provide. The Company will underwrite LINE Financial's third-party allocation of new shares to increase capital in order to further advance the preparations for these businesses.

2. Overview of Third-Party Allocation of New Shares to Increase Capital Conducted by a Subsidiary
(1)	Amount to be paid	JPY 10,000,000,000
(2)	Payment date	April 2, 2018 (tentative)
(3)	Total capitalization after capital increase	JPY 10,000,000,000

3. Overview of Subsidiary Intending to Conduct a Third-Party Allocation of New Shares to Increase Capital
(1)	Company name	LINE Financial Corporation
(2)	Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Takeshi Idezawa, Representative Director
(4)	Business	Business management for subsidiaries operating financial-related services, and other operations ancillary thereto
(5)	Total capitalization	JPY 5,000,000,000 (before capital increase)
(6)	Established	January 10, 2018
(7)	Relationship between LINE and LINE Financial	Capital relationship	The Company holds 100% of the shares issued by LINE Financial.
		Personnel relationship	Two of the Company's directors serve jointly as directors at LINE Financial, and one executive serves jointly as an auditor at LINE Financial.
		Business relationship	There are business relationships, such as providing services, between the Company and LINE Financial.

4. Future Projections
This transaction will have no effect on the Company's consolidated earnings.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co